August 3, 2010

Via U.S. Mail and Facsimile (450) 988-1288

Alex Kuznetsov, President
Loton, Corp.
13499 Rue Huntington
Pierrefonds, QC H8ZIG3
Canada

> **Re: Loton, Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 9, 2010**
> **File No. 333-167219**

Dear Mr. Kuznetsov:

We have reviewed the above-referenced filing and the related response letter dated July 9, 2010 and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 28, 2010.

General

1.   In response to prior comment 1 you indicate that you do not own or lease any property although you indicate that you have a principal office located in Pierrefonds, Canada. Please provide a brief description of your principal offices and disclose the terms of occupancy.

2.   Your response to prior comment 2 states that you provided supplemental copies of the reports; however, we are not in receipt of any such reports. Therefore we reissue our prior comment requesting that you please provide us with copies of the complete reports as an attachment to your response letter. Each copy should be marked to highlight the applicable portions containing the data you cite along with a cross-reference to the appropriate location in your prospectus.

Cover Page

3.   We note your revisions to the cover page. Please further revise the cover page as described below:

- Please eliminate the phrase "$0.001 Par Value No Minimum" from the subheading. A reference to the par value is not key information with respect to the offering and the reference to "No Minimum," without more, is unclear.

- Please remove the statement that you expect to sell between one-third and one hundred percent of the offering. You may include instead a statement to the effect that there is the possibility that you may not sell all of the shares and, as you have already noted, that the amount raised may be minimal and may not even cover the costs of the offering.

- Please restore the statement that this registration statement constitutes the initial public offering of common stock of Loton Corp. as well as the statement that there has been no market for your securities and a public market may never develop, or, if a market develops, may not be sustained.

- Ensure that the cross-reference to the risk factors section is highlighted by prominent type or by other means.

Prospectus Summary, page 8

4.   We note your statements regarding the net proceeds to be received in the event that one-third and two-thirds of the shares in the offering are sold; however, it does not appear that the dollar amounts indicated are equal to one-third or two-thirds of the net proceeds. Please revise or advise as to how these amounts were calculated.

Management's Discussion and Analysis or Plan of Operation, page 22

Plan of Operation, page 23

5.   You state that your current cash balance "might not be sufficient to fund [y]our limited levels of operations for the next 12 months…." Please revise this statement to state unambiguously that your current cash balance is not sufficient to fund your operations for the next 12 months and to quantify your minimum cash requirements necessary to fund 12 months of operations.

6.   In addition, and consistent with the above, please revise your statement in the second paragraph that reads "We believe we can satisfy our cash requirements during the next 12 months," to clarify the amount of net proceeds you will need to raise in this offering in order to satisfy your cash requirements for the next 12 months. Ensure that your disclosure here is consistent with your disclosure elsewhere in this section and in other sections of the prospectus with respect to the

Alex Kuznetsov
Loton, Corp.
August 3, 2010
Page 3

amount of net proceeds that must be raised in order for you to meet your cash requirements for the next 12 months.

Business

Marketing Our Product, page 32

7.   Your response to prior comment 14 notwithstanding, we note that you continue to embed third-party websites in your document. As such, we reissue prior comment 14 and suggest that you remove the third-party website references.

8.   We note your revisions made in response to prior comment 17 and your inclusion of the hyperlinks and cited text. If you wish to retain the references to the sources cited on pages 32 and 33, please remove the hyperlinks and the full texts of the quoted material. Instead, consider including a textual reference, for example, "According to Wikipedia…," that attributes the cited material to the source and the date of publishing, as applicable. Refer to our comment above regarding supplying us with marked copies of the source material as an attachment to your response letter.

Exhibits

9.   Please provide with your next amendment an updated consent of your independent registered public accounting firm. In addition, please provide an updated opinion of counsel prior to effectiveness.

Please Contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457, with any questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel